Exhibit 99.2

MARTI TECHNOLOGIES, INC.

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE PERIOD

JANUARY 1 – SEPTEMBER 30, 2026 and 2025

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE INTERIM PERIOD
JANUARY 1 - SEPTEMBER 30, 2026 AND 2025

(Amounts expressed in US$ unless otherwise indicated)

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025

(Amounts expressed in US$ unless otherwise stated)

	September 30,	December 31,
	2026	2025
ASSETS

Current assets

Cash and cash equivalents	15,229,965	7,805,859
Accounts receivable, net	472,442	503,820
Inventories	1,938,867	1,990,925
Other current assets	2,702,047	3,639,417
Total current assets	20,343,321	13,940,021

Non-current assets

Property and equipment	1,037,240	2,653,810
Operating lease right of use assets	487,120	907,418
Intangible assets	151,434	351,212
Other non-current assets	11,950,000	11,950,000
Total non-current assets	13,625,794	15,862,440
Total assets	33,969,115	29,802,461

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Short-term financial liabilities, net	1,863,563	3,694,936
Accounts payable	1,327,232	4,076,540
Operating lease liabilities	368,077	620,095
Deferred revenue	2,887,522	2,129,152
Accrued expenses and other current liabilities	4,470,101	3,868,532
Total current liabilities	10,916,495	14,389,255

Non-current liabilities

Long-term financial liabilities, net	105,943,088	82,116,160
Operating lease liabilities, net of current portion	26,991	135,715
Employee benefit liabilities	383,884	249,215
Total non-current liabilities	106,353,963	82,501,090
Total liabilities	117,270,458	96,890,345

Commitments and contingencies (Note 12)
Stockholders’ equity

Common stock	8,727	8,604
Treasury shares	(1,843,077)	(367,632)
Share premium	127,970,421	121,762,359
Accumulated other comprehensive loss	(7,557,999)	(7,557,999)
Accumulated deficit	(201,879,415)	(180,933,216)
Total stockholders’ equity	(83,301,343)	(67,087,884)
Total liabilities and stockholders’ equity	33,969,115	29,802,461

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE INTERIM PERIOD

JANUARY 1 - SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025

Revenue	24,730,267	10,844,126	60,142,573	25,170,560

Operating expenses:

Cost of revenues	(4,577,023)	(3,542,796)	(13,590,762)	(10,910,324)
General and administrative expenses	(7,535,417)	(9,103,606)	(22,418,420)	(21,287,898)
Selling and marketing expenses	(3,607,441)	(3,143,415)	(7,797,578)	(6,210,703)
Research and development expenses	(741,283)	(976,146)	(2,665,746)	(2,087,388)
Other expenses	(5,855,395)	(3,094,999)	(15,823,818)	(6,434,126)
Other income	288,487	179,332	1,067,117	384,221
Total operating expenses	(22,028,072)	(19,681,630)	(61,229,207)	(46,546,218)
Gain/(loss) from operations	2,702,195	(8,837,504)	(1,086,634)	(21,375,658)

Finance expense, net	(3,720,309)	(3,519,483)	(11,537,165)	(10,259,840)
Fair value gain on derivative instrument	-	1,198,577	-	1,198,577
Loss on debt extinguishment	-	-	(8,322,400)	-
Loss before income tax expense	(1,018,114)	(11,158,410)	(20,946,199)	(30,436,921)

Income tax expense	-	-	-	-
Net loss	(1,018,114)	(11,158,410)	(20,946,199)	(30,436,921)

Net loss attributable to stockholders	(1,018,114)	(11,158,410)	(20,946,199)	(30,436,921)

Net loss per share
Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	86,315,879	78,707,504	86,124,876	75,412,754
Net loss per common share – basic and diluted	(0.01)	(0.14)	(0.24)	(0.40)
Other comprehensive loss	-	-	-	-
Total comprehensive loss	(1,018,114)	(11,158,410)	(20,946,199)	(30,436,921)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE INTERIM PERIOD
JANUARY 1 - SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

	Common stock		Treasury shares (*)		Share	Accumulated other comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	premium	loss	deficit	equity
January 1, 2026	86,042,726	8,604	132,524	(367,632)	121,762,359	(7,557,999)	(180,933,216)	(67,087,884)

Net loss	-	-	-	-	-	-	(20,946,199)	(20,946,199)
Repurchase of shares (*)	-	-	794,833	(1,475,445)	-	-	-	(1,475,445)
Exercise of incentive shares issued to convertible note holders	500,000	50	-	-	884,950	-	-	885,000
Compensation of share-based awards to employees	-	-	-	-	915,990	-	-	915,990
Exercise of share-based awards	100,770	10	-	-	5,937,795	-	-	5,937,805
Exercise of shares issued to employee	17,465	2	-	-	30,388	-	-	30,390
Conversion of convertible notes into shares	606,060	61	-	-	999,939	-	-	1,000,000
Reclassification of equity-classified conversion feature and fair value adjustment on amended convertible notes	-	-	-	-	(2,561,000)	-	-	(2,561,000)
September 30, 2026	87,267,021	8,727	927,357	(1,843,077)	127,970,421	(7,557,999)	(201,879,415)	(83,301,343)

June 30, 2026	86,930,401	8,693	295,818	(654,886)	125,242,581	(7,557,999)	(200,861,301)	(83,822,912)

Net loss	-	-	-	-	-	-	(1,018,114)	(1,018,114)
Repurchase of shares (*)	-	-	631,539	(1,188,191)	-	-	-	(1,188,191)
Compensation of share-based awards to employees	-	-	-	-	227,721	-	-	227,721
Exercise of share-based awards	33,590	3	-	-	2,000,150	-	-	2,000,153
Conversion of convertible notes into shares	303,030	31	-	-	499,969	-	-	500,000
September 30, 2026	87,267,021	8,727	927,357	(1,843,077)	127,970,421	(7,557,999)	(201,879,415)	(83,301,343)

(*)	Under the share repurchase program, the Group repurchased 794,833 shares during the nine months ended September 30, 2026 (631,539 shares were repurchased during the three months ended September 30, 2026.) The treasury shares are accounted for at cost.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE INTERIM PERIOD
JANUARY 1 - SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

	Common stock		Treasury shares (*)		Share	Accumulated other comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	premium	loss	deficit	equity
January 1, 2025	63,272,419	6,327	-	-	85,597,939	(7,557,999)	(139,487,178)	(61,440,911)

Net loss	-	-	-	-	-	-	(30,436,921)	(30,436,921)
Repurchase of shares (*)	-	-	65,212	(195,930)	-	-	-	(195,930)
Exercise of incentive shares issued to convertible note holders	2,000,000	200	-	-	5,763,800	-	-	5,764,000
Compensation of share-based awards to employees	-	-	-	-	1,351,786	-	-	1,351,786
Exercise of share-based awards	13,095,328	1,310	-	-	7,638,442	-	-	7,639,752
Exercise of shares issued to employee	98,724	10	-	-	167,920	-	-	167,930
Conversion of convertible notes into shares	969,695	97	-	-	1,599,903	-	-	1,600,000
September 30, 2025	79,436,166	7,944	65,212	(195,930)	102,119,790	(7,557,999)	(169,924,099)	(75,550,294)
June 30, 2025	77,708,475	7,771	65,212	(195,930)	93,348,702	(7,557,999)	(158,765,689)	(73,163,145)

Net loss	-	-	-	-	-	-	(11,158,410)	(11,158,410)
Exercise of incentive shares issued to convertible note holders	1,400,000	140	-	-	4,009,860	-	-	4,010,000
Compensation of share-based awards to employees	-	-	-	-	388,308	-	-	388,308
Exercise of share-based awards	24,663	3	-	-	3,872,950	-	-	3,872,953
Conversion of convertible notes into shares	303,028	30	-	-	499,970	-	-	500,000
September 30, 2025	79,436,166	7,944	65,212	(195,930)	102,119,790	(7,557,999)	(169,924,099)	(75,550,294)

(*)	Under the share repurchase program, the Group repurchased 65,212 shares during the nine months ended September 30, 2025. The treasury shares are accounted for at cost.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025
Cash flow from operating activities
Net loss	(20,946,199)	(30,436,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on debt extinguishment	8,322,400	-
Depreciation and amortization	2,093,228	2,662,250
Fair value gain on derivative instrument	-	(1,198,577)
Share-based, compensation, net	6,853,795	8,991,538
Interest expense, net	4,563,567	4,320,947
Other non-cash	(10,844)	173,797
Changes in operating assets and liabilities:
Accounts receivable	31,378	(258,266)
Inventories	30,983	21,856
Other current assets	(1,234,458)	789,076
Accounts payable	(2,749,308)	1,272,356
Deferred revenue	758,370	294,289
Accrued expenses, employee benefit and other current liabilities	736,238	655,558
A. Net cash used in operating activities	(1,550,850)	(12,712,097)

Cash flow from investing activities
Purchase of treasury shares	(1,475,445)	(195,930)
Purchase of property and equipment	(276,880)	(381,768)
B. Net cash used in investing activities	(1,752,325)	(577,698)

Cash flow from financing activities
Proceeds from issuance of convertible notes	10,696,891	16,929,685
Repayment of term loans	-	(1,250,000)
Proceeds from exercise of employee share options	30,390	167,930
C. Net cash generated from financing activities	10,727,281	15,847,615
D. Increase in cash and cash equivalents (A+B+C)	7,424,106	2,557,820
E. Cash and cash equivalents at beginning of the period	7,805,859	5,148,857
Cash and cash equivalents at ending of the period (D+E)	15,229,965	7,706,677
Supplemental disclosures of cash flow information:
Interest paid, net	(8,274,718)	(7,026,074)
Conversion of convertible notes into shares	1,000,000	1,600,000
Carrying amount of convertible notes extinguished	(5,558,600)	-
Fair value of amended convertible notes issued	16,442,000	-

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

1	DESCRIPTION OF BUSINESS

Marti Technologies, Inc. (“Marti” or “Group”) formerly known as Galata Acquisition Corp. is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021. The Group’s registered address is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104.

As of September 30, 2026, Marti operates through its wholly-owned subsidiaries; Marti Ileri Teknoloji Anonim Şirketi (“Marti Ileri”) and Marti Technologies I Inc. a Delaware corporation (“Marti Delaware”). Marti and its consolidated subsidiaries are collectively referred to herein as the “Group”.

Marti is Türkiye’s leading urban mobility platform, helping address the country’s transportation needs through technology-enabled services offered on a single mobility super app.

Marti aims to offer tech-enabled urban transportation services to consumers across Türkiye through three service offerings: ride-hailing, delivery, and two-wheeled electric vehicle services. Marti’s ride-hailing service matches consumers with car, motorcycle, and taxi drivers. Marti’s delivery service provides same-hour package delivery by leveraging Marti’s existing network of car and motorcycle drivers and consumer base. The two-wheeled electric vehicle service offers a shared mobility solution through a company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation service serving different distances, comfort levels, and price points. Marti is continuously exploring new service offerings to expand its platform consumer base and establish Marti as the preferred solution for all mobility needs.

2	BASIS OF PRESENTATION AND GOING CONCERN

2.1	Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

All inter-company balances and transactions have been eliminated. The Group uses the “U.S dollar” (“US$”) as its functional currency. The unaudited interim condensed consolidated financial statements have been presented in US$.

Hyperinflationary accounting

Marti İleri Teknoloji A.Ş. used Turkish Lira (“TL”) as its functional currency until the end of February 2022. Since the cumulative three-year inflation rate rose to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”) Türkiye is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022.

Consequently, Marti Ileri Teknoloji A.Ş. remeasured its financial statements prospectively into its new functional currency – US$ which is a non-highly inflationary currency, in accordance with ASC 830 Foreign Currency Matters, at the application date (March 1, 2022). As of the application date, the opening balances of non-monetary items were remeasured in US dollars. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at the balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

2	BASIS OF PRESENTATION AND GOING CONCERN (Continued)

2.2	Going concern

The Group has experienced recurring operating losses from operating activities since its inception and a deficit on its stockholders’ equity. To date, the Group has financed its operations primarily through cash commitments from certain stockholders and the issuance of shares and convertible notes. The Group incurred net losses of US$20,946,199 and has accumulated losses of US$201,879,415 at September 30, 2026 and the Group has used US$1,550,850 cash for its operations during the same period.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with the going concern principle. Management has performed a going concern assessment for a period of twelve months from the date of issuance of these unaudited interim condensed consolidated financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these unaudited interim condensed consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) revenue projections. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity was considered.

On April 16, 2025, the Group, Callaway Capital Management LLC (“Callaway”), as a commitment party, and the subscribers party thereto entered into a Note Subscription Agreement (the “April 2025 Note Subscription Agreement”) as amended by Amendment No. 1 to the Note Subscription Agreement, dated October 31, 2025, and Amendment No. 2 to the Note Subscription Agreement, dated June 5, 2026, pursuant to which the subscribers agreed to, from time to time, subscribe for the Group’s 12.50% Convertible Senior Secured Notes due April 2029 (the “April 2029 Convertible Notes”) up to an aggregate principal amount of US$23,000,000 on the terms set forth therein. As of September 30, 2026, the subscribers subscribed for an aggregate principal amount of US$18,000,000 and the remaining amount under the April 2025 Note Subscription Agreement was US$5,000,000.

On October 31, 2025, the Group, Callaway, as a commitment party, and the subscribers party thereto entered into a Note Subscription Agreement (the “October 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Group’s 11.00% Convertible Senior Secured Notes due October 2029 (the “October 2029 Convertible Notes”) up to an aggregate principal amount of US$100,000,000 on the terms set forth therein. As of September 30, 2026, no convertible notes had been issued under the October 2025 Note Subscription Agreement. Under its terms, the Group may require the issuance of up to US$10,000,000 of October 2029 Convertible Notes during the period from October 1, 2026 through December 31, 2026, with unused amounts for prior periods having expired. In addition, during the period from January 1, 2027 through December 31, 2028, the commitment party may require the Group to issue October 2029 Convertible Notes in an aggregate principal amount of up to US$50,000,000, less any amount issued at the Group’s request, such that the aggregate amount issuable under the agreement will not exceed US$50,000,000.

Subsequent to September 30, 2026, the October 2025 Note Subscription Agreement was amended. Under its amended terms, the Group may require the issuance of up to US$100,000,000 of October 2029 Convertible Notes from January 1, 2027 through July 10, 2028, as described in Note 15.

Based on the above facts, management of the Group has concluded that adequate resources and liquidity are available to meet the cash flow requirements for the next twelve months after the release of these unaudited interim condensed consolidated financial statements, and it is reasonable to apply the going concern basis as the underlying assumption for the unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

2	BASIS OF PRESENTATION AND GOING CONCERN (Continued)

2.3	Comparative financial information

The Group prepared its unaudited interim condensed consolidated balance sheet as of September 30, 2026 in comparison with the condensed consolidated balance sheet prepared as of December 31, 2025; and prepared unaudited interim condensed consolidated statements of operations and comprehensive loss, unaudited interim condensed consolidated statements of changes in equity and unaudited interim condensed consolidated statements of cash flows between January 1 and September 30, 2026 in comparison with January 1 and September 30, 2025.

These unaudited interim condensed consolidated financial statements of the Group do not include all the information required for full annual financial statements and should therefore be read together with the year-end consolidated financial statements dated December 31, 2025, included in the Group’s Annual Report on Form 20-F filed on April 13, 2026.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Recently issued accounting standards

On November 4, 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (“PBEs”). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently reviewing the impact of the adoption on the unaudited interim condensed consolidated financial statements.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on the Group’s financial position or results of operations.

3.2	Operating segments

The Group operates and reports as a single operating and reportable segment.

The key measure of performance used by the Chief Operating Decision Maker (“CODM”), Marti CEO Oğuz Alper Öktem for the single reportable segment is loss before income tax expense. The CODM uses this metric to assess whether the Group is meeting its cost targets, to identify areas requiring cost discipline, and to determine actions needed to reduce losses and maintain operational efficiency.

For the periods ended September 30, 2026 and 2025, the key financial information regarding the single operating segment comprises the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenue	24,730,267	10,844,126	60,142,573	25,170,560
-Cost of revenues	(4,577,023)	(3,542,796)	(13,590,762)	(10,910,324)
-General and administrative expenses	(7,535,417)	(9,103,606)	(22,418,420)	(21,287,898)
-Selling and marketing expenses	(3,607,441)	(3,143,415)	(7,797,578)	(6,210,703)
-Research and development expenses	(741,283)	(976,146)	(2,665,746)	(2,087,388)
-Other expense	(5,855,395)	(3,094,999)	(15,823,818)	(6,434,126)
-Other income	288,487	179,332	1,067,117	384,221
-Loss on debt extinguishment	-	-	(8,322,400)	-
-Fair value gain on derivative instrument	-	1,198,577	-	1,198,577
-Financial expense, net	(3,720,309)	(3,519,483)	(11,537,165)	(10,259,840)
Segment Loss Before Income Tax Expense	(1,018,114)	(11,158,410)	(20,946,199)	(30,436,921)
Loss Before Income Tax Expense	(1,018,114)	(11,158,410)	(20,946,199)	(30,436,921)

The measure of segment assets is reported on the balance sheet as total consolidated assets.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

4	PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following:

	September 30, 2026	December 31, 2025
Rental vehicles	26,749,049	26,899,522
Furniture and fixtures	1,505,579	1,479,966
Leasehold improvements	944,369	879,092
Less: Accumulated depreciation	(28,161,757)	(26,604,770)
Total property and equipment	1,037,240	2,653,810

The following table summarizes the depreciation expenses recorded in the unaudited interim condensed consolidated statements of operations and comprehensive loss for the periods ended September 30, 2026 and 2025:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Cost of revenues	420,044	682,402	1,511,778	2,129,151
General and administrative expenses	117,402	113,124	381,672	312,198
Total	537,446	795,526	1,893,450	2,441,349

5	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	September 30, 2026	December 31, 2025
Cash at banks	15,229,965	7,805,859
- Time deposit	12,277,630	832,923
- Demand deposit	2,952,335	6,972,936
Total	15,229,965	7,805,859

As of September 30, 2026, the details of the Group’s time deposit, maturity dates and interest rates are as follows. The original maturity of the below time deposits is less than 3 months:

Currency	Maturity	Interest rate %	September 30, 2026
TL	October 1, 2026	38.0	12,277,630
Total			12,277,630

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

5	CASH AND CASH EQUIVALENTS (Continued)

As of December 31, 2025, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	December 31, 2025
TL	January 2, 2026	38.5	489,941
TL	January 26, 2026	36.5	201,508
TL	January 2, 2026	30.0	29,154
TL	January 2, 2026	38.0	112,320
Total			832,923

Under a loan agreement with Partners for Growth (“PFG”) dated January 20, 2021, the Group was previously required to maintain specified cash balances in demand or time deposit accounts subject to a first-priority security interest in favor of PFG.

The PFG loan was fully repaid on December 1, 2025. Accordingly, the Group is no longer subject to any cash balance maintenance requirements, and no security interest exists over the Group’s cash and cash equivalents.

6	OTHER ASSETS

Other current assets consists of the following:

	September 30, 2026	December 31, 2025
Deferred financing costs related to undrawn debt facilities (*)	131,304	2,303,132
Prepayments	1,545,756	692,147
Other	1,024,987	644,138
Total	2,702,047	3,639,417

Other non-current assets consists of the following:

	September 30, 2026	December 31, 2025
Deferred financing costs related to undrawn debt facilities (*)	11,950,000	11,950,000
Total	11,950,000	11,950,000

(*) Deferred financing costs primarily represent the fair value of equity shares issued to lenders in connection with committed debt facilities for which borrowings were discretionary and had not been drawn as of the reporting date. The portion of deferred financing costs expected to be reclassified within the next twelve months is presented as current, with the remainder presented as non-current. Refer to Note 11 for additional information.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

6	OTHER ASSETS (Continued)

The table below shows the deferred financing cost movement for the period ended September 30, 2026 and the year ended December 31, 2025.

	September 30, 2026	December 31, 2025
Opening	14,253,132	3,806,246
Costs incurred on committed debt facilities	-	12,554,000
Costs incurred on issue of convertible notes	885,000	7,410,000
Reclassification to debt upon borrowings	(3,056,828)	(7,590,005)
Financing expense (*)	-	(1,927,109)
Ending balance	12,081,304	14,253,132

(*) Financing expense represents the excess of the fair value of instruments issued (including subscriber shares and commitment shares) over the proceeds allocated to the related convertible note for respective tranches.

7	REVENUE

For the periods ended September 30, 2026 and 2025, the Group’s revenue from operations consists of the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Subscription package revenue	22,073,511	7,832,192	53,513,189	17,492,868
Rental revenue	5,050,989	4,724,179	12,866,457	9,616,730
Reservation revenue	3,126	4,365	11,516	7,740
Gross Sales	27,127,626	12,560,736	66,391,162	27,117,338

Sales discount	(2,392,350)	(1,712,017)	(6,235,039)	(1,932,791)
Sales refunds	(5,009)	(4,593)	(13,550)	(13,987)
Net Sales	24,730,267	10,844,126	60,142,573	25,170,560

Deferred revenue

Deferred revenue consists of prepaid coupons and wallet balances which will be recorded as revenue when the relevant trip is taken, as that represents the satisfaction of the Group’s performance obligation.

	September 30, 2026	December 31, 2025
Wallet	2,484,583	1,950,458
Other	402,939	178,694
Total	2,887,522	2,129,152

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

7	REVENUE (Continued)

The table below shows the wallet balances movement for the periods ended September 30, 2026 and year ended December 31, 2025:

	January 1, 2026	Additions	2026 Revenue	FX rate Adj	September 30, 2026
Deferred revenue	1,950,458	4,596,168	(3,820,761)	(241,282)	2,484,583
Total	1,950,458	4,596,168	(3,820,761)	(241,282)	2,484,583

	January 1, 2025	Additions	2025 Revenue	FX rate Adj	December 31, 2025
Deferred revenue	1,552,074	6,450,062	(5,826,321)	(225,357)	1,950,458
Total	1,552,074	6,450,062	(5,826,321)	(225,357)	1,950,458

8	OPERATING EXPENSES

For the periods ended September 30, 2026 and 2025, expenses comprised of the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Cost of revenues	4,577,023	3,542,796	13,590,762	10,910,324
General and administrative expenses	7,535,417	9,103,606	22,418,420	21,287,898
Selling and marketing expenses	3,607,441	3,143,415	7,797,578	6,210,703
Research and development expenses	741,283	976,146	2,665,746	2,087,388
Total	16,461,164	16,765,963	46,472,506	40,496,313

For the periods ended September 30, 2026 and 2025, cost of revenues comprised of the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Personnel expenses	1,413,141	1,147,523	4,322,895	3,991,175
Rental vehicle maintenance and repair expense	522,527	254,755	1,288,638	721,402
Data cost expenses	724,583	583,597	2,395,578	1,351,580
Depreciation and amortization expense	460,116	723,201	1,675,933	2,319,693
Operating lease expense	257,965	74,569	784,481	730,931
Commission expenses	722,109	261,792	1,661,427	547,920
Other	476,582	497,359	1,461,810	1,247,623
Total	4,577,023	3,542,796	13,590,762	10,910,324

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

8	OPERATING EXPENSES (Continued)

For the periods ended September 30, 2026 and 2025, general and administrative expenses comprised of the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Personnel expenses (*)	4,905,296	6,988,059	15,176,860	15,570,699
Consulting and legal expenses	1,414,916	1,053,068	3,726,346	2,836,162
Office expenses	258,775	324,994	790,844	690,894
Depreciation and amortization expense	141,127	143,483	417,295	342,557
Travelling expenses	70,372	97,115	230,675	223,535
Other	744,931	496,887	2,076,400	1,624,051
Total	7,535,417	9,103,606	22,418,420	21,287,898

(*)The amount includes share-based compensation expense of US$6,853,795 for the nine months ended September 30, 2026 (2025: US$8,991,538) and US$2,227,874 for the three months ended September 30, 2026 (2025: US$4,261,261), relating to various share awards granted to employees and non-employees. There were no new share -based awards granted and no modifications of existing awards during the period. The Group continues to recognize compensation expenses related to previously granted awards over the requisite service periods.

For the periods ended September 30, 2026 and 2025, selling and marketing expenses comprised of the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Social media expense	1,486,445	1,814,098	3,372,576	3,788,614
Advertising expense	1,741,704	1,112,663	3,235,352	1,928,427
Promotion expense	23,115	5,965	51,361	92,519
Other	356,177	210,689	1,138,289	401,143
Total	3,607,441	3,143,415	7,797,578	6,210,703

9	OTHER EXPENSES

For the periods ended September 30, 2026 and 2025, other expenses comprised of the following:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
User acquisition and retention expenses (*)	5,302,105	2,819,324	14,368,065	5,835,644
Other	553,290	275,675	1,455,753	598,482
Total	5,855,395	3,094,999	15,823,818	6,434,126

(*) Relates to promotional subsidies extended to platform users, which we classify as a user acquisition and retention expense.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

10	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to stockholders.

The United States of America

Pursuant to Section 7874 of the Code, even though the Group is an exempted company incorporated with limited liability under the laws of the Cayman Islands, the Group will be treated as a U.S. domestic corporation for all purposes of the Code. The Group will therefore be taxed as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Group will be subject to U.S. federal income tax on its worldwide income.

The federal income tax rate for corporations is 21%. Additionally, a U.S. subsidiary is subject to “US. Federal” income taxes and state and local income taxes.

Türkiye

The Turkish subsidiary is subject to Türkiye corporate income tax at the rate of 25%.

Income withholding tax rate of 15% applies to profit distributions, if any, from the Turkish subsidiary to Marti Technologies I Inc.

The Group recorded no income tax expense or benefit for the three and nine months ended September 30, 2026 and September 30, 2025. The Group has generated cumulative losses and continues to maintain a full valuation allowance against its net deferred tax assets as management has concluded that it is more likely than not that such deferred tax assets will not be realized. As a result, the tax benefit associated with losses generated during the periods presented has been offset by a corresponding increase in the valuation allowance.

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

Convertible Notes

As of September 30, 2026, the Group’s financial liabilities primarily consist of convertible notes. Convertible notes are classified as long-term financial liabilities based on their contractual maturities in accordance with the terms of the applicable convertible note agreements. The portion of convertible notes expected to be converted or settled within twelve months of the reporting date is classified as a current financial liability.

The Group was in compliance with all applicable debt covenants as of the reporting date.

Carrying Amount of Financial Liabilities

	Conversion exercise price	Contractual interest rate %	Maturity date	September 30, 2026	December 31, 2025
Convertible notes, long term	$1.65	15.00%	July 10, 2028	86,726,959	81,548,426
Convertible notes, long term	$2.47	12.50%	April 30, 2029	21,079,692	4,262,670
Total financial liabilities, net				107,806,651	85,811,096

Of which classified as:
Current financial liabilities, net				1,863,563	3,694,936
Non-current financial liabilities, net				105,943,088	82,116,160

The convertible note agreements with a maturity date of July 10, 2028 accrue interest at the rate of fifteen percent (15.00%) per annum; provided that interest shall be payable (a) at a rate per annum equal to ten percent (10.00%) with respect to interest paid in cash (“Cash Interest”) and (b) at a rate per annum equal to five percent (5.00%) with respect to PIK Interest.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

Carrying Amount of Financial Liabilities (Continued)

The convertible note agreements with a maturity date of April 30, 2029 accrue interest at the rate of twelve and one-half percent (12.50%) per annum; provided that interest shall be payable at a rate per annum equal to twelve and one-half percent (12.50%) with respect to PIK Interest.

On June 5, 2026, The Group amended its existing Note Subscription Agreement for its 12.50% Convertible Senior Secured Notes due April 30, 2029. The amendment specifically lowered the Reset Conversion Rate multiplier in the conversion formula from 1.65 to 1.05, which reduces the conversion price and makes it more advantageous for noteholders when a conversion occurs.

The Group first evaluated whether the amendment should be accounted for as a troubled debt restructuring under ASC 470-60 and concluded that the amendment did not represent a troubled debt restructuring because the noteholders did not grant a concession to the Group. Further, the amendment did not reduce the principal amount, stated interest rate, maturity, or collateral terms of the notes. Rather, the primary change was to the conversion economics, which made the conversion feature more favorable to noteholders.

Further, the Group evaluated the amendment under ASC 470-50 and determined that the revised terms represented a substantial modification requiring extinguishment accounting. The fair value of the conversion feature increased to a level that exceeded the 10% threshold relative to the carrying amount of the existing notes. Accordingly, the Group derecognized the original notes, recognized the amended notes at fair value, and recorded a non-cash loss on extinguishment in the period.

Significant inputs in determining the fair value of amended notes
Share price	US$	1.80
Expected volatility		70%
Risk-free interest rate		4.215%
Debt discount rate / credit risk adjustment		25.0%
Conversion price before amendment	US$	3.86
Conversion price after amendment	US$	2.47

Fair value measurement	Measurement date	Fair value		Valuation technique	Fair value hierarchy
Conversion feature before amendment	June 5, 2026	US$	2,561,000	Monte Carlo simulation	Level 3
Conversion feature after amendment	June 5, 2026	US$	5,762,000	Monte Carlo simulation	Level 3
Amended convertible notes recognized at fair value	June 5, 2026	US$	16,442,000	Monte Carlo simulation	Level 3

Convertible Note Balance Movement

The following table summarizes the movement in the carrying amount of convertible notes for the period ended September 30, 2026 and the year ended December 31, 2025.

	September 30, 2026	December 31, 2025
Opening balance	85,811,096	72,995,438
Additions	10,696,891	19,929,687
Converted into shares	(1,000,000)	(2,220,431)
Debt discount	(3,056,828)	(7,590,005)
Embedded derivative	-	(3,915,094)
Extinguishment of convertible notes	(5,558,600)	-
Recognition of amended convertible notes	16,442,000	-
Accrued interest, net	4,472,092	6,611,501
Ending balance	107,806,651	85,811,096

The Group concluded that the amended conversion features qualify for equity scope exception under ASC 815-40 and, accordingly, no derivative liability was recognized in connection with the amended terms. For purposes of determining the loss on extinguishment, the Group allocated a portion of the reacquisition price to the previously equity-classified conversion feature amounting to US$2,561,000. After such allocation, the Group recognized a non-cash loss on extinguishment of US$8,322,400 during the period.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

Debt Discount

In connection with certain convertible note issuances, the Group issued subscription and commitment shares (“incentive shares”) to lenders. These incentive shares are treated as standalone financial instruments that are both legally detachable and separately exercisable. The fair value of incentive shares is determined using the market price of the shares on the grant date and recorded as a debt discount, which reduces the carrying amount of the related convertible note liabilities.

The debt discount is amortized over the contractual term of the convertible notes using the effective interest method, with amortization recorded as interest expense. The total debt discount amortized during the nine months ended September 30, 2026 was US$1,651,091 (Nine months ended September 30, 2025: US$638,749).

In addition, incentive shares issued in connection with committed but not yet issued convertible notes, which totaled US$12,081,304 (2025: US$14,253,132), are presented as deferred financing costs within Other Assets and will be reclassified as a reduction of the convertible note liabilities upon issuance.

In addition, certain convertible notes issued by the Group contain embedded conversion features and reset provisions that require evaluation under ASC 815, Derivatives and Hedging. The Group concluded that these embedded features (i.e. notes that are initially convertible at 202.0202 shares per US$1,000, with the conversion rate resetting monthly from April to December 2025 based on US$1,000 divided by 1.65 times the “Reset Price.” The Reset Price is the greater of a US$2.00 floor and the lesser of the prior Reset Price and the 20-day VWAP, capped at US$3.00) do not qualify for the equity scope exception under ASC 815-40, as the settlement terms are not indexed solely to the entity’s own stock. Accordingly, the embedded features are bifurcated from the host debt instruments and accounted for separately as embedded derivative liabilities.

The fair value of the embedded derivative liabilities is estimated using a Monte Carlo simulation model, which incorporates assumptions regarding the Group’s share price, expected volatility, risk-free interest rate, credit risk, expected term of the convertible notes, and the probability and timing of conversion. The embedded derivative liabilities are classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

During the three and nine months ended September 30, 2025, the Group recognized a fair value gain of US$1,198,577 on the derivative instrument in statements of operations and comprehensive loss. As of December 31, 2025, the embedded derivative liability was reclassified to equity upon expiration of the embedded features and, accordingly, the derivative liability balance was nil as of December 31, 2025.

Maturity Profile

The maturity profile of financial liabilities consists of the following:

	September 30, 2026	December 31, 2025
2026	1,863,563	3,694,936
2027	-	-
2028	90,357,782	82,495,077
2029	20,139,560	13,649,501
Total principal	112,360,905	99,839,514
Less: unamortized debt discount, net	(4,554,254)	(14,028,418)
Total	107,806,651	85,811,096

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

12	COMMITMENTS AND CONTINGENCIES

The Group is subject to various legal proceedings and claims that arise in the ordinary course of the Group’s business.

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against the Group before the Istanbul 14th Commercial Court regarding the Group’s ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through the Group’s website or mobile application.

In response, the court issued an order on March 6, 2023, blocking access to the ride-hailing service. The Group appealed this decision, and the injunction was lifted on June 20, 2023.

On July 19, 2024, following expert reports and hearings, the court ruled in favor of the plaintiff regarding the Group’s ride-hailing service but dismissed claims related to the Group’s motorcycle-hailing service. The court also issued an order blocking access to the Group’s ride-hailing application, but clarified that the order did not affect the Group’s other activities. The Group filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had failed to properly consider the defendant’s defenses. The case was sent back to the first instance court for retrial.

The Court of First Instance rendered its decision on June 24, 2026, and the reasoned decision was served on the Group on July 24, 2026. The Court of First Instance partially granted the plaintiffs’ claims, holding that the Group’s ride-hailing service constitutes unfair competition under the Turkish Commercial Code. It rejected the plaintiffs’ request for an interim injunction to block access to the Group’s website and mobile applications, dismissed the claims relating to the Group’s e-scooter and e-moped services and did not award any monetary damages. On September 7, 2026, the Group appealed the decision to the Istanbul Regional Court of Appeals (the “Regional Court”). The plaintiffs also appealed the decision.

On October 22, 2026, the Regional Court unanimously accepted the Group’s appeal, set aside the decision of the Court of First Instance and, ruling on the merits, dismissed the plaintiffs’ claims in both the main action and the consolidated action. The Regional Court also rejected the plaintiffs’ appeals, including their requests for interim measures to block access to the Group’s services.

In its reasoned decision, the Regional Court held, among other things, that the Group neither acts as a carrier nor directly provides transportation services, that the Group’s platform operates as a hosting provider under Turkish Law No. 5651 and that, absent legislation or administrative regulation prohibiting ride-sharing platforms or subjecting them to a license or permit requirement, such activity cannot be prohibited by a court decision. The Regional Court further concluded that the Group’s activities do not constitute unfair competition under the Turkish Commercial Code and that its advertising was not misleading.

The Regional Court’s decision is not final. As of November 9, 2026 these condensed consolidated interim financial statements, the plaintiffs have not yet appealed the decision to the Turkish Court of Cassation; however, the Group expects them to do so. The plaintiffs may appeal to the Court of Cassation within two weeks of service of the reasoned decision on them. If the Court of Cassation upholds the decision, the case will be dismissed in its entirety; if it overturns the decision, the matter will be sent back to the Regional Court for further proceedings.

All of the Group’s services, including ride-hailing, two-wheeled electric vehicle and delivery services, continue to operate without interruption.

Neither the Court of First Instance nor the Regional Court awarded any monetary damages and accordingly, no liability has been recognized in respect of this matter. An adverse final outcome could require the Group to discontinue or modify its ride-hailing service in Türkiye, which could adversely affect the Group’s business, financial condition and results of operations.

Further, the Group provides letters of guarantee to certain governmental authorities and service providers as security for its contractual obligations. These guarantees are generally issued by banks on behalf of the Group and are collateralized by cash deposits. As of September 30, 2026, the aggregate amount of outstanding letters of guarantee was US$69,609 (December 31, 2025: US$83,976).

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

13	LOSS PER SHARE

Since the Group was in a loss position for the periods ended September 30, 2026, and 2025, basic net loss per share was the same as diluted net loss per share for the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the periods ended September 30, 2026, and 2025.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Numerator:
Net loss attributable to common stockholders	(1,018,114)	(11,158,410)	(20,946,199)	(30,436,921)

Denominator:
Basic and diluted weighted-average shares outstanding	86,315,879	78,707,504	86,124,876	75,412,754

Loss per share:
Basic and diluted loss per share	(0.01)	(0.14)	(0.24)	(0.40)

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	September 30, 2026	December 31, 2025
Stock options	2,949,624	3,335,989

14	RELATED PARTY TRANSACTIONS

Convertible Notes

The Group entered into the Note Subscription Agreements with Callaway, a related party of the Group, as Daniel Freifeld also serves as managing member of Callaway. The terms of the arrangement were reviewed and approved in accordance with the Group’s related-party transaction policies. Refer to Note 11, for further information regarding the terms and accounting treatment of the arrangement.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD
JANUARY 1 – SEPTEMBER 30

(Amounts expressed in US$ unless otherwise stated)

The Group has issued 15% convertible senior notes due 2028 (the “2028 Convertible Notes”) pursuant to an Indenture dated July 10, 2023, as amended by the First Supplemental Indenture dated April 17, 2025 and the Second Supplemental Indenture, dated October 31, 2025. The 2028 Convertible Notes are convertible at a conversion price of US$1.65 per share. Interest accrues at 15% per annum, of which 10% is payable in cash and 5% is payable in kind. See Note 11, for further information regarding the terms and accounting treatment of the arrangement.

The Group drew down US$2.3 million during the nine months period ended September 30, 2026 and drew down US$1.2 million during the three months period ended September 30, 2026 pursuant to the previously disclosed subscription agreement with Callaway and Farragut.

The Group drew down US$2.0 million during the nine months period ended September 30, 2025 and drew down US$1.0 million during the three months period ended September 30, 2025 pursuant to the previously disclosed subscription agreement with Callaway and Farragut.

As of September 30, 2026, total amount outstanding is US$24,703,269 including US$490,874 of debt discounts.

15	SUBSEQUENT EVENTS

On November 5, 2026, the Group, Callaway, as the commitment party and a subscriber, and Farragut entered into Amendment No. 1 to the October 2025 Note Subscription Agreement. Pursuant to the amendment, the period from October 1, 2026 through December 31, 2026 during which the Company could require the issuance of October 2029 Convertible Notes was replaced, and the commitment party’s right to require the Group to issue October 2029 Convertible Notes was eliminated. The amendment provides the Group with the right to require Callaway to purchase, or cause to be purchased, up to an aggregate principal amount of US$100,000,000 of October 2029 Convertible Notes over six subscription periods from January 1, 2027 through July 10, 2028, generally limited to US$16,666,667 per period (US$16,666,665 in the final period), with any unused amount expiring at the end of the applicable period. In consideration of the amended commitment, the Group agreed to issue 5,000,000 additional ordinary shares to Callaway. The conversion terms of the October 2029 Convertible Notes were not amended.

On November 5, 2026, the Group and Callaway amended the Commitment Letter to extend the outside date of Callaway’s remaining US$22,000,000 option to subscribe for 2028 Convertible Notes from July 1, 2027 to July 10, 2028. Daniel Freifeld, a member of the Board, has an interest in Callaway. The amendment was approved by the Audit Committee, of which Mr. Freifeld is not a member, and by the Board, with Mr. Freifeld not voting.

On November 5, 2026, the Board adopted the 2026 Management Incentive Plan, reserving 16,362,704 Class A ordinary shares, and approved 13,090,163 restricted share units for the Group’s founders. In addition, 2,904,835 fully vested shares will be issued to the founders, representing 80% of the shares earned under LTIP Event III.